UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

MULLEN AUTOMOTIVE INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

62526P109
(CUSIP Number)

September 7, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS Robert Bollinger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 51,069,546*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 51,069,546*
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,069,546
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%**
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
*Includes 15,436,863 Earnout Shares. See Item 4.

** Percent of class is calculated based on 746,612,277 shares of Common Stock of the Issuer outstanding as of September 14, 2022.

Item 1(a).	Name of Issuer:

Mullen Automotive Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1405 Pioneer Street, Brea, California 92821.

Item 2(a).	Name of Person Filing:

Robert Bollinger

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address is c/o Bollinger Motors, Inc., 14925 W. 11 Mile Road, Oak Park, MI 48237.

Item 2(c).	Citizenship:

Mr. Bollinger is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

62526P109

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) [ ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) [ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership:

(a)
Amount Beneficially Owned: 51,069,546 shares of Common Stock.  Includes 15,436,863 Earnout Shares are deposited into an escrow account for the benefit of Robert Bollinger pursuant to the Common Stock Purchase Agreement (the “Purchase Agreement”), dated as of September 7, 2022, by and between the Company and the Reporting Person. These Earnout Shares are subject to release from escrow to Robert Bollinger after a period of 18 months, and during such additional time such shares of the Issuer’s Common Stock remain subject to any claims for indemnification made by a Purchaser Indemnified Person (as defined in the Common Stock Purchase Agreement, dated as of September 7, 2022, by and among the Issuer, Bollinger Motors, and Robert Bollinger). Before these Earnout Shares are released, Robert Bollinger has the power to vote, but not dispose of, these Earnout Shares.

(b)	Percent of Class: 6.8% (Percent of class is calculated based on 746,612,277 shares of Common Stock of the Issuer outstanding as of September 14, 2022.)

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 51,069,546

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 51,069,546

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

Not Applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  September 19, 2022

/s/ Robert Bollinger
Robert Bollinger
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